CTFIN012/06

AES Tietê

RECEIVED

2006 NOV 28 P 3:04

São Paulo, August 24th, 2006. OFFICE OF INTERNATIONAL CORPORATE FINANCE

Edificio Brasiliana
Rua Lourenço Marques, 158
04547-100 são Paulo SP

AES Tietê SA
T 55 11 2195 2304
F 55 11 2195 2300

www.aestiete.com.br

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Comission

06018847

Re: <u>AES Tietê S.A. – Exemption 82-04978</u>

SUPPL

Gentleman

We are enclosing, for your knowledge, a copy of the following information which were made public in our country:

- 3rd Quarter Interim Financial Statement
- Minutes of Board Meeting held on October 2nd, 2006
- Material Event published on October 3rd, 2006
- Minutes of Board Meeting held on October 30, 2006
- Minutes of Fiscal Council Meeting held on November 08, 2006
- Minutes of Board Meeting held on November 08, 2006
- Notice to Shareholders published on November 09,2006

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under Securities Exchange Act of 1934.

In addition, we would like to ask you to update de Company headquarters' address on your files:
Rua Lourenço Marques, 158 2nd floor
04547-100 São Paulo – SP
Brazil

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Sincerely,

Juliana Rezende Penna De Zagottis
Investor Relations Manager

RECEIVED

2006 NOV 28 P 3:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Quarterly Information

AES Tietê S.A.

September 30, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

CONTENTS

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY MANAGEMENT.

01.01 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS Registry of Legal Entities)
01835-0	AES TIETÊ S.A.	02.998.609/0001-27
4 – NIRE		
35300170555		

01.02 HEAD OFFICE

1 – ADDRESS Rua Lourenço Marques, 158				2 – QUARTER OR DISTRICT Vila Olímpia
3 – ZIP CODE 04547-100	4 – CITY São Paulo			5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 2195-2020	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX -
11 – AREA CODE 011	12 – FAX 2195-2538	13 – FAX -	14 – FAX -	
15 – E-MAIL mauricio.freitas@aes.com				

01.03 INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)

1 – NAME Britaldo Pedrosa Soares				
2 – ADDRESS Rua Lourenço Marques, 158				3 – QUARTER OR DISTRICT Vila Olímpia
4 – ZIP CODE 04547-100	5 – CITY São Paulo			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 2195-2457	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX -
12 – AREA CODE 011	13 – FAX 2195-2538	14 – FAX -	15 – FAX -	
16 – E-MAIL britaldo.soares@aes.com				

01.04 GENERAL INFORMATION / INDEPENDENT AUDITORS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 -BEGINNING	2 – ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 - NUMBER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006

9 – NAME OF THE INDEPENDENT AUDITING FIRM	10 – CVM CODE
Ernst & Young Auditores Independentes S.S.	00471-5
11 – NAME OF THE ENGAGEMENT PARTNER	**12 – CPF OF THE PARTNER**
AURIVALDO COIMBRA DE OLIVEIRA	270.967.698-20

01.01 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS Registry of Legal Entities)
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

01.05 CURRENT BREAKDOWN OF PAID-IN CAPITAL

NUMBER OF SHARES (Thousands)	1 – CURRENT QUARTER 09/30/2006	2 – PREVIOUS QUARTER 06/30/2006	3 – SAME QUARTER IN PREVIOUS YEAR 09/30/2005
Paid-in Capital			
1 – Common	49,365,303	49,365,303	49,365,303
2 – Preferred	45,948,070	45,948,070	45,948,070
3 – Total	95,313,373	93,313,373	95,313,373
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – SITUATION Operating
3 – TYPE OF SHARE CONTROL National Privately-Held Company
4 – ACTIVITY CODE 1120 – Electric energy
5 – MAIN ACTIVITY Generation of electric energy
6 – TYPE OF CONSOLIDATION Total
7 – TYPE OF SPECIAL REVIEW REPORT Clean

01.07 CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.08 DIVIDENDS / INTEREST APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4- EARNINGS	5 – PAYMENT BEGINNING ON	6 – TYPE	7 – AMOUNT PER SHARE
01	RCA	08/09/2006	Dividend	08/29/2006	ON	0.0030580480
02	RCA	08/09/2006	Dividend	08/29/2006	PN	0.0033638500

01.01 – IDENTIFICATION

1 – CVM CODE	2 – NAME	3 – CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

01.09 SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (In thousands of Reais)	4 – AMOUNT OF CHANGE (In thousands of Reais)	5 – REASON OF CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	8 – SHARE ISSUE PRICE (Reais)

01.10 INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE
10/18/2006	

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.01 - BALANCE SHEET - ASSETS (In thousands of Reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
1	Total assets	2.446.326	2.549.750
1.01	Current assets	972.618	1.048.637
1.01.01	Cash and short-term investments	670.174	775.220
1.01.01.01	Cash and banks	1.692	780
1.01.01.02	Short-term investments	668.482	774.440
1.01.02	Credits	207.658	205.914
1.01.02.01	Distributors	38.419	35.950
1.01.02.02	Related parties	169.239	169.964
1.01.03	Inventories	1.169	1.169
1.01.03.01	Storeroom materials	1.169	1.169
1.01.04	Other	93.617	66.334
1.01.04.01	Deferred income and social contribution taxes	71.372	47.409
1.01.04.02	Recoverable taxes	11.891	12.024
1.01.04.03	Other credits	5.760	6.417
1.01.04.04	Prepaid expenses	4.594	484
1.02	Noncurrent assets	231.768	252.366
1.02.01	Sundry credits	203.045	222.870
1.02.01.01	Deferred income and social contribution taxes	47.641	47.441
1.02.01.02	Recoverable taxes	140.829	143.769
1.02.01.03	Distributors	14.575	31.660
1.02.02	Related parties	1.063	1.837
1.02.02.01	Affiliates	1.063	1.837
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27.660	27.659
1.02.03.01	Escrow and restricted deposits	27.640	27.640
1.02.03.02	Other credits	20	19
1.03	Permanent assets	1.241.940	1.248.747
1.03.01	Investments	11.232	10.231
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	9.133	8.132
1.03.01.03	Other investments	2.099	2.099
1.03.01.03.01	Other	2.099	2.099
1.03.02	Property, plant and equipment	1.209.600	1.217.315
1.03.02.01	Fixed assets in service	1.182.630	1.185.048
1.03.02.02	Fixed assets in progress	26.970	32.267
1.03.03	Deferred charges	21.108	21.201

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
2	Total liabilities and stockholders' equity	2.446.326	2.549.750
2.01	Current liabilities	537.504	437.642
2.01.01	Loans and financing	158.339	153.590
2.01.01.01	Loans and financing	152.696	147.800
2.01.01.02	Debt charges	5.643	5.790
2.01.02	Debentures	0	0
2.01.03	Suppliers	64.475	68.307
2.01.04	Taxes, rates and contributions	260.827	173.319
2.01.05	Dividends payable	1.137	899
2.01.06	Provisions	44.172	32.337
2.01.06.01	Salaries and related charges	1.066	1.099
2.01.06.02	Accrued liabilities	30.489	18.752
2.01.06.03	Reserve for litigations and contingencies	12.617	12.486
2.01.07	Due to related parties	0	0
2.01.08	Other	8.554	9.190
2.01.08.01	Accounts payable to Fundação CESP	966	954
2.01.08.02	Consumer charges payable	7.588	8.236
2.02	Noncurrent liabilities	1.289.932	1.331.165
2.02.01	Loans and financing	1.242.527	1.271.567
2.02.01.01	Accounts payable to Fundação CESP	19.516	19.396
2.02.01.02	Loans and financing	1.223.011	1.252.171
2.02.02	Debentures	0	0
2.02.03	Reserves	35.324	37.043
2.02.03.01	Reserve for contingencies	35.324	37.043
2.02.04	Due to related parties	0	0
2.02.05	Other	12.081	22.555
2.02.05.01	Suppliers	12.081	22.555
2.03	Deferred income	0	0
2.05	Stockholders' equity	618.890	780.943
2.05.01	Paid-in capital	207.227	207.227
2.05.02	Capital reserves	226.746	226.746
2.05.02.01	Investment grants - CMC 90	2.204	2.204
2.05.02.02	Interest on construction in progress - own capital	17.613	17.613
2.05.02.03	Special premium reserve	206.929	206.929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41.446	41.446
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - LIABILITIES AND STOCKHOLDERS´ EQUITY (In thousands of Reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
2.05.04.04	Unrealized profit reserve	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0
2.05.05	Retained earnings/accumulated deficit	143.471	305.524

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross revenues from sales and/or services	375.383	1.140.643	393.913	991.882
3.01.01	Supply and transmission of electric energy	375.202	1.139.532	386.617	980.947
3.01.02	Other revenues	181	1.111	7.296	10.935
3.02	Deductions	(34.163)	(103.973)	(32.029)	(92.452)
3.03	Net revenues from sales and/or services	341.220	1.036.670	361.884	899.430
3.04	Cost of goods sold and/or services rendered	(82.068)	(271.004)	(71.126)	(212.975)
3.04.01	Personnel	(10.206)	(31.767)	(8.834)	(23.382)
3.04.02	Material	(589)	(1.549)	(655)	(1.572)
3.04.03	Outsourced services	(6.022)	(19.630)	(6.464)	(16.779)
3.04.04	Compensation for use of water resources	(11.568)	(36.983)	(10.929)	(34.971)
3.04.05	Electric energy purchased for resale	(22.424)	(71.259)	(20.266)	(56.513)
3.04.06	Depreciation and amortization	(16.122)	(50.454)	(15.947)	(47.866)
3.04.07	Operating provisions	(5.141)	(30.152)	(1.853)	(18.267)
3.04.08	Other expenses	(9.996)	(29.210)	(6.178)	(13.625)
3.05	Gross profit	259.152	765.666	290.758	686.455
3.06	Operating income/expenses	(27.892)	(74.123)	6.034	(69.247)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(28.894)	(76.003)	6.082	(68.939)
3.06.03.01	Financial income	24.990	69.212	26.343	54.463
3.06.03.02	Financial expenses	(53.884)	(145.215)	(20.261)	(123.402)
3.06.03.02.01	Financial expenses	(44.278)	(121.960)	(41.065)	(123.237)
3.06.03.02.02	Monetary/exchange variations, net	(9.606)	(23.255)	20.804	(2.165)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity pickup	1.002	1.880	(48)	(308)
3.07	Operating income	231.260	691.543	296.792	617.208

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.08	Nonoperating income	85	331	(17)	(1.650)
3.08.01	Revenues	85	338	0	499
3.08.02	Expenses	0	(7)	(17)	(2.149)
3.09	Income before taxes/profit sharing	231.345	691.874	296.775	615.558
3.10	Provision for income and social contrib. Taxes	(88.039)	(249.617)	(66.582)	(148.048)
3.10.01	Income tax	(60.786)	(179.303)	(50.819)	(110.752)
3.10.02	Social contribution tax	(27.253)	(70.314)	(15.763)	(37.296)
3.11	Deferred income tax	164	6.736	(29.345)	(56.316)
3.11.01	Deferred income tax	44	1.783	(22.708)	(42.496)
3.11.02	Deferred social contribution tax	120	4.953	(6.637)	(13.820)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders´ equity	0	0	0	0
3.15	Net income/loss	143.470	448.993	200.848	411.194
	Number of shares, ex-treasury (thousand)	95.313.373	95.313.373	95.313.373	95.313.373
	Earnings per share	0,00151	0,00471	0,00211	0,00431
	Loss per share				

04.01 – NOTES TO FINANCIAL STATEMENTS

1. Operations

AES Tietê S.A. ("Company" or Tietê) is a publicly-traded company, authorized to operate as a public utility concessionaire to generate and sell electric energy as an independent power producer, the activities of which are regulated and inspected by The National Electric Energy Agency (ANEEL), linked to the Ministry of Mines and Energy, the concession agreement having been executed on December 20, 1999 and is effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control is jointly and severally obligated, with the Company, irreversibly and irrevocably, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as of the signing of the Concession Agreement. Expansion must be through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects built in the State of São Paulo, for a period longer than five years and respecting regulatory restrictions.

The start-up of operations of Tietê took place on April 1, 1999, after the spin-off from Companhia Energética de São Paulo - Cesp.

Tietê's generating structure is composed of the following hydroelectric power plants:

Plant	Year of conclusion	Number of turbines	Installed capacity MW (*)	Assured power average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*)Unaudited financial statements.

2. Presentation of Interim Financial Statements

a) General

The accompanying interim financial statements of the Company and its subsidiary AES Minas PCH Ltda. were prepared in thousands of reais, except where otherwise indicated, including the Notes to the Quarterly Financial Statements, and in accordance with Brazilian accounting practices, emanating from Brazilian Corporation Laws No. 6404/76, 9457/97 and 10.303/01, supplementary regulations of the Brazilian Securities Commission (CVM), and applicable rules established by the concession authority for electric power utility concessionaires.

The Company prepared the quarterly information according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements as of December 31, 2005, and should be read together with such financial statements.

b) Consolidated financial statements

The Company prepares consolidated financial statements that include the financial statements of its subsidiary AES Minas PCH Ltda. The principal criteria in consolidation involve elimination of the following:

- Balances of intercompany assets and liabilities, in addition to income and expenses resulting from intercompany transactions.
- Interest in the subsidiary's capital and results of operations for the year.

3. Short-term Investments – Company and Consolidated

At September 30, 2006, short-term investments, Company and Consolidated, have maturities of less than 90 days, with daily liquidity; 86% earn approximately 100% of Interbank Deposit Rates - CDI and the remaining 14% earn the average exchange rate change.

4. Accounts Receivable from Distributors

	Company and Consolidated	
	9/30/2006	6/30/2006
	R$	R$
Power purchase agreements: (a)		
Companhia Piratininga de Força e Luz	**9,075**	9,075
Companhia Paulista de Força e Luz	**7,006**	7,006
Companhia Nacional de Energia Elétrica S.A.	**328**	447
Subtotal	**16,409**	16,528
Spot market (b)	**2,687**	5,520
Subtotal	**2,687**	5,520
Free energy – short-term portion (c)	**19,323**	13,902
Total – Company	**38,419**	35,950
AES Minas PCH	**558**	558
Total – consolidated	**38,977**	36,508
Free energy – long-term portion (c)	**14,575**	31,660

a) Purchase and sale tariffs and volumes of power purchase agreements were determined and authorized by ANEEL.

b) Spot market accounts receivable include amounts resulting from transactions carried out in the CCEE, and will be offset against the spot market accounts payable balances upon monthly settlement of the CCEE.

c) Collection of accounts receivable from distributors related to free energy will occur by means of reimbursement proportionally to the collection by these companies of the extraordinary tariff increase granted to provide funds to reimburse free energy. This began in February 2003 and the Company had received R$ 126,710 until September 30, 2006 (R$ 116,353 up to June 30, 2006).

At June 30, 2006, the Company's management recorded a provision for realization of free energy receivable in the amount of R$ 72,339 (R$ 67,992 at June 30, 2006), based on a study prepared to determine recoverability of the free energy balance receivable within the term determined by ANEEL for distributors to invoice the RTE, and refund generating companies. ANEEL decided, based on the result of a public survey, for the impossibility of RTE recovery from those consumers that were captive consumers at the time of the electric energy rationing program and then became free consumers. Therefore, the balance of this provision will be reviewed periodically by the Company's management.

4. Accounts Receivable from Distributors (Continued)

d) Breakdown of the balance of accounts receivable from electric energy distributors referring to free energy pass over is as follows:

Concessionaire	9/30/2006 R$	6/30/2006 R$
COELBA	5,496	5,748
CEPISA	1,285	1,317
COELCE	3,521	3,662
ELEKTRO	1,732	2,161
ELETRONORTE	12,350	11,942
PIRATININGA	3,390	3,680
CPFL	9,653	10,055
CELPE	3,898	4,158
CHESF	843	1,157
COSERN	2,050	2,060
CEB	2,010	2,041
LIGHT	13,728	13,989
CAIUÁ	657	646
EEVP	26	60
CELPA	1,170	1,250
CEMAT	110	102
CNEE	34	58
CJE	27	29
CSPE	170	175
CLFSC	84	169
ESCELSA	3,768	3,828
CENF	56	62
SAELPA	1,169	1,248
ENERGIPE	356	467
CELB	352	346
CAT-LEO	-	32
BANDEIRANTE	4,853	4,800
ENERSUL	1,223	1,238
CERJ	4,755	4,602
CELG	-	225
CEMIG	19,446	18,709
CESP	762	687
CEAL	-	151
CEMAR	70	248
Subtotal	99,044	101,102
Provision for realization of assets	(57,490)	(55,540)
Total	41,554	45,562

5. Transactions with Related Parties

Relate to supply of electric power to the companies below:

	Company		Consolidated	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
	R$	R$	R$	R$
Current assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Bilateral contract (b)	163,220	165,556	163,220	165,556
Free energy	6,019	4,408	6,019	4,408
Total	169,239	169,964	169,239	169,964
Noncurrent assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Free energy	1,063	1,837	1,063	1,837
Total	1,063	1,837	1,063	1,837
Transactions:	9/30/2006	9/30/2005	9/30/2006	9/30/2005
Operating income:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	-	56,854	-	56,854
Bilateral contract (b)	1,106,223	779,113	1,106,223	779,113
Total	1,106,223	835,967	1,106,223	835,967
Operating expense:				
AES Minas PCH Ltda.	119	-	-	-
	119	-		

a) Purchase and sale tariffs and volumes of power purchase agreements were determined and authorized by ANEEL.

b) In December 2000, the Company signed an agreement to buy and sell electric energy with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo), for a 15-year period, in order to sell the reduction of 25% per year in the Company's power purchase agreement volumes, beginning in 2003 so that as from 2006 all the current production will be sold to Eletropaulo. For 2006, the average volume under the referred to agreement is 1,268 MW (2005 – 948 MW average) and the price, at September 30, 2006, is R$ 133.87 MWh (September 30, 2005 – R$ 132.73 per MWh). This contract was approved by the National Electric Energy Agency - ANEEL. In October 2003, Tietê and Eletropaulo executed an amendment to this agreement extending the maturity date to June 2028. However, this amendment has not been approved by ANEEL.

6. Income and Social Contribution Taxes

	Company and Consolidated			
	Assets		Liabilities	
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
	R$	R$	R$	R$
Current				
Deferred income and social contribution taxes – temporary differences	8,298	5,262	-	-
Recoverable income tax and social contribution	61,255	40,548	-	-
Income and social contribution taxes payable	-	-	249,617	161,578
PIS/Cofins – payable	-	-	11,087	11,647
PIS/Cofins recoverable and other	17,126	16,906	123	94
Provision for realization of tax credits	(15,307)	(15,307)		
Total – Company	71,732	47,409	260,827	173,319
AES Minas PCH Ltda.	-	-	188	176
Total – Consolidated	71,732	47,409	261,015	173,495
Noncurrent				
Deferred income and social contribution taxes – temporary differences	47,641	47,441	-	-
Total - Company and Consolidated	47,641	47,441	-	-

Based on the guidance provided in Administrative Rule No. 562/2006 - SFF/SRE/ANEEL and in ANEEL Technical Specification No. 224/2006 - SFF/ANEEL related to the levy of social contribution taxes on gross revenue (PIS and Cofins) on revenues from power purchase agreements, as well as on the provisions of ratifying resolutions related to tariff adjustments for distributors, which established that the difference resulting from the increase in PIS and Cofins rates be passed on to such distributors (see Note 11), the Company decided to record the tax credit corresponding to the increase in PIS and Cofins rates, applicable to power purchase agreements effective through December 31, 2005, since, according to ANEEL, this amount had been overpaid.

Considering that ANEEL's interpretation may not concur with that of the Brazilian IRS (SRF), the Company filed a ruling request with the Brazilian IRS to obtain confirmation of ANEEL's position in this respect. Accordingly, the Company's management deemed it prudent to record a provision to cover any losses on such tax credit until the requested private letter ruling is obtained.

6. Income and Social Contribution Taxes (Continued)

a) Deferred taxes relate to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions and tax loss carryforwards. At September 30 and June 30, 2006, deferred taxes by origin are as follows:

	Company and Consolidated	
	9/30/2006	6/30/2006
Assets	**R$**	R$
Current:		
Reserve for profit sharing	**149**	192
Reserve for research and development	**5,417**	4,487
Other provisions	**2,732**	583
Total current assets	**8,298**	5,262
Noncurrent:		
Reserve for tax contingencies	**7,053**	7,053
Reserve for labor contingencies	**2,033**	2,171
Reserve for losses on assets	**38,555**	38,217
Total noncurrent assets	**47,641**	47,441
Total	**55,939**	52,703

b) The balance of tax credits recorded by the Company at September 30 and June 30, 2006 comprise temporary differences identified in the determination of income and social contribution taxes as well as taxes recoverable. Realization of temporary differences is based on expected realization thereof by management. The estimate of realization of taxes recoverable was defined based on Administrative Rule No. 2.103/2003 -SFF/ANEEL (See Note 7).

	Company – 9/30/2006		
	Deferred income and social contribution taxes	**Taxes recoverable (*)**	**Total**
	R$	**R$**	**R$**
2006	8,298	3,073	11,371
2007	47,641	11,758	59,399
2008	-	11,145	11,145
2009	-	10,556	10,556
2010	-	10,042	10,042
2011	-	9,577	9,577
2012 to 2029	-	96,569	96,569
Total	55,939	152,720	197,288

(*) See Note 7.

6. Income and Social Contribution Taxes (Continued)

The assumptions used to prepare the estimates of realization of tax credits were based on management's expectations related to the future of the Company and should not be used as a basis for decisions on investments.

c) Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. Deferred taxes relating to temporary differences are recorded in balance sheet accounts. Following are the tax bases and balances:

	Consolidated			
	9/30/2006		9/30/2005	
	IRPJ	**CSLL**	IRPJ	CSLL
	R$	**R$**	R$	R$
Composition of taxes on income:				
Current	**(179,370)**	**(70,430)**	(110,752)	(37,296)
Deferred	**4,954**	**1,783**	(42,496)	(13,820)
Total taxes	**(174,416)**	**(68,647)**	(153,248)	(51,116)
Computation of taxes:				
Income before taxes	**692,056**	**692,056**	615,558	615,558
Permanent additions (exclusions):	**(2,692)**	**(1,589)**	(275)	-
Subtotal	**(2,692)**	**(1,589)**	(275)	-
Tax base	**689,364**	**690,467**	615,283	615,558
Statutory rate	**25%**	**9%**	25%	9%
Taxes	**(172,341)**	**(62,142)**	(153,821)	(55,400)
Adjustment to prior-year computation	**(3,581)**	**(6,505)**	573	4,284
Tax incentives	**1,506**		-	-
Tax expenses	**(174,416)**	**(68,647)**	(153,248)	(51,116)

6. Income and Social Contribution Taxes (Continued)

d) Components of deferred income and social contribution tax expenses for the year ended September 30, 2006:

	Company and Consolidated		
	IRPJ R$	CSLL R$	Total R$
Changes in the balances of deferred taxes and contributions:			
Temporary differences – provisions	11,732	4,223	15,955
Subtotal	11,732	4,223	15,955
Tax benefit - amortization of premium (Note 8)	(6,778)	(2,440)	(9,218)
Total	4,954	1,783	6,573

7. Recoverable Taxes – Current and Noncurrent

Relate to tax credits resulting from the incorporation of the controlling company's premium by the Company. Changes in the balances for the year are as follows:

	Company and Consolidated			
	9/30/2006			6/30/2006
	Premium R$	Provision R$	Net R$	Net R$
Balances originating from the takeover	808,303	(541,563)	266,740	266,740
Accumulated amortization	(341,871)	227,851	(114,020)	(110,947)
Balances at end of year	466,432	(313,712)	152,720	155,793
Current			11,891	12,024
Noncurrent			140,829	143,769

The premium incorporated by Tietê, as a result of the takeover of its controlling company, AES Gás Ltda., was based on expected future earnings and, until December 31, 2003, was being amortized over a maximum period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an external consulting firm at the time of acquisition of the shares by the Tietê.

7. Recoverable Taxes – Current and Noncurrent (Continued)

On December 16, 2003, ANEEL issued Administrative Rule SFF/ANEEL No. 2103/2003, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per year. On January 16, 2004, ANEEL issued Administrative Rule SFF/ANEEL No. 87/2004, complementing Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004 on. Therefore, no retroactive adjustments are required.

On January 13, 2004, the CVM issued Administrative Rule CVM/SEP/GEA-1 No. 12/04, informing that: (i) the change in the classification for fixed assets can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling stockholders' right unchanged, as provided for in article 7 of CVM Ruling No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that its criterion is correct should not be applied.

Effective January 2004, the period for premium amortization and use of the respective tax credit started being recorded following the new curve established by ANEEL (change of estimate) as approved by the Extraordinary Stockholders' Meeting held on April 27, 2004.

In accordance with CVM Instruction No. 349, for financial statement purposes, the net amount of the tax benefit previously described is included under the caption "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. As the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of operations for reporting purposes.

As permitted by CVM Instruction No. 319, a special takeover premium reserve in the Company's stockholders' equity will be used to increase the capital stock of the controlling stockholder, AES Tietê Empreendimentos S.A., as the tax benefit is realized. Until September 30, 2006, the tax benefit generated and recorded was R$ 114,020 (R$ 110,947 until June 30, 2006), of which R$ 88,045 (R$ 88,045 until December 31, 2005) has been effectively realized and can be used for a capital increase. During meeting of the Company's Board of Directors held on February 25, 2005, capital increase in the amount of R$ 59,811, related to tax benefit realized until December 31, 2003, was unanimously approved.

8. Investments

	Company		Consolidated	
	9/30/2006	6/30/2006	**9/30/2006**	6/30/2006
	R$	R$	**R$**	R$
Investment in subsidiary	**7,923**	6,922	-	-
Advance for future capital increase	**1,210**	1,210	-	-
Real estate held for future use	**2,099**	2,099	**2,099**	2,099
Total	**11,232**	10,231	**2,099**	2,099

AES Minas PCH Ltda. is an operating company with a concession giving it the right to operate small hydroelectric plants. In March 2002, the Company purchased the total capital shares of AES Minas PCH Ltda. for R$ 6,490 and in October 2003 the Company increased the subsidiary's capital by R$ 873, with the subscription of 873,000 new units of interest.

Information on the investment in subsidiary accounted for under the equity method:

	9/30/2006	6/30/2006
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital stock - R$	**7,363**	7,363
Stockholders' equity - R$	**7,923**	6,922
Net income for the year - R$	**1,880**	878

9. Property, Plant and Equipment

a) Property, plant and equipment comprise the following:

	Company and Consolidated 9/30/2006				Company and Consolidated 6/30/2006
	Monetarily adjusted cost R$	Interest on construction in progress R$	Accumulated depreciation R$	Net R$	Net R$
Average annual depreciation rate				2.35%	2.35%
Intangible assets	3,006	1	(2,425)	582	649
Land	87,329	63,727	-	151,056	151,056
Reservoirs, dams and aqueducts	990,553	729,057	(1,015,282)	704,328	711,519
Buildings, construction and improvements	203,770	159,432	(257,016)	106,186	108,163
Machinery and equipment	359,509	267,243	(409,961)	216,791	209,822
Vehicles	2,621	-	(1,538)	1,083	1,166
Furniture and fixtures	12,851	-	(5,466)	7,385	7,454
In operation	1,659,639	1,219,460	(1,691,688)	1,187,411	1,189,829
In progress	26,970	-	-	26,970	32,267
Special obligations	(4,781)	-	-	(4,781)	(4,781)
Total - Company	1,681,828	1,219,460	(1,691,688)	1,209,600	1,217,315
AES Minas PCH Ltda.:					
In operation	5,880	-	(430)	5,450	5,106
Total - subsidiary	5,880	-	(430)	5,450	5,106
Total - consolidated	1,687,708	1,219,460	(1,692,098)	1,215,050	1,222,421

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002/97 and No. 44/99, of December 24, 1997 and March 18, 1999, respectively.

Under the prevailing legislation, depreciation is computed and recorded beginning on the date the assets and installations are placed in operation and transferred to property, plant and equipment in service.

9. Property, Plant and Equipment (Continued)

c) Assets linked to the concession

Assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold, given or pledged as mortgage guarantees without the prior and express authorization of the competent authorities.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 entered into between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, assets and installations associated with the independent power generation will return to the government, which will reimburse Tietê for investments made but not yet amortized, provided that such investments have been authorized and audited by ANEEL.

e) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the concession authority.

10. Deferred Charges

	Company and Consolidated	
	9/30/06	6/30/06
	R$	R$
Pre-operating expenses (a)	**19,821**	19,821
(-) Accumulated amortization	**(1,970)**	(1,816)
Other (b)	**3,257**	3,196
Total – Company	**21,108**	21,201
AES Minas PCH Ltda.	**1,033**	1,033
Total – Consolidated	**22,141**	22,234

10. Deferred Charges (Continued)

(a) Pre-operating expenses are mainly represented by costs incurred with the construction of pillar protection for bridges and waterway channels. Such amounts are being amortized over the remaining term of the concession agreement.

(b) Refer mainly to the water potential exploration project named PCH Carrapatos, located in the municipality of Caconde, State of São Paulo, authorized by ANEEL Resolution No. 665, dated December 26, 2001. According to the schedule included in the Resolution, beginning of construction work and commercial start-up of the first unit was expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this PCH will be 21.6 MW. On June 10, 2005, a private project purchase and sale agreement was executed for sale of the PCH Carrapatos project (small hydroelectric plant) in the amount of R$1,200. The definitive sale of this Project shall take place in a maximum of 24 months as from the agreement signature date, and may be extended by mutual agreement between the parties. In order for the sale process to be completed, the purchaser must obtain the Installation License with the São Paulo State Environment Secretariat, within the scope of the Project's environmental licensing procedures.

11. Suppliers

The breakdown of Suppliers is as follows:

	Company and Consolidated	
	9/30/2006	6/30/2006
	R$	R$
Current:		
Free energy (*)	**36,242**	39,030
Spot market energy	**3,941**	6,029
PIS and Cofins passed on	**12,860**	12,860
Connection charges	**25**	152
Use of transmission system agreement - CUST	**8,998**	8,208
Materials and services	**2,409**	2,028
Total - Company	**64,475**	68,307
AES Minas PCH Ltda.	**38**	54
Total - Consolidated	**64,514**	68,361
Noncurrent:		
Spot market and free energy (*)	**12,081**	22,555

(*) See Note 19.

11. Suppliers (Continued)

ANEEL's Ratifying Resolutions related to tariff adjustments for power distributors established that PIS and Cofins levied on power purchase agreements be passed on by power distributors, based on its understanding that article 109 of Law No. 11196 dated November 21, 2005, allows the taxation of these agreements under the cumulative regime, i.e., by the rate of 3.65%. The Company decided, on a conservative basis, to record under "spot market energy and free energy" the amounts to be passed on, so as to maintain PIS and Cofins rates in accordance with amounts determined in Ratifying Resolutions that have been issued so far. At September 30, 2006 relevant amount totals R$ 12,860. Additionally, the Company recorded under "provision for contingencies" the amount of R$ 2,447, related to the other power distributors that also had tariff adjustments this year.

Based on the guidance provided in Administrative Rule No. 562/2006 - SFF/SRE/ANEEL and ANEEL's Technical Specification No. 224/2006 - SFF/ANEEL related to the levy of PIS and Cofins on revenues from power purchase agreements, the Company decided to record the tax credit corresponding to the increase in the rates of PIS and Cofins applicable to the power purchase agreements effective through December 31, 2005, considering that, according to ANEEL, this amount had been overpaid.

Considering that ANEEL's interpretation may not concur with that of the Brazilian IRS (SRF), the Company took the following steps:

a) Filed a Request for Ruling with the Brazilian IRS (SRF) to obtain the confirmation of ANEEL's position with respect to the rates of PIS and Cofins levied on power purchase agreements.

b) Obtained or has been obtaining writs of mandamus for suspension of the procedure whereby PIS and Cofins are passed on to power distributors, as established in ANEEL's Ratifying Resolutions, until the Brazilian IRS (SRF) issues a Private Letter Ruling to said request.

c) Considering that the recovery of tax credits related to PIS and Cofins levied on power purchase agreements, according to ANEEL's interpretation, is controversial, the Company deemed it prudent to record a provision to cover any losses on the tax credit concerned until a relevant Private Letter Ruling is obtained.

04.01 - NOTES TO FINANCIAL STATEMENTS

The private letter rulings issued by the Brazilian IRS (SRF), as described in item "a)" above, received on October 5, 2006, express that (i) the readjustment of contract prices by general inflation indices, for example, IGP-M, which do not specifically reflect the cost of production inputs removes the characteristic of predetermined contract price as from the implementation of the first price change; (ii) the characteristic of predetermined prices may also be removed by readjustment considering the factor that reflects the variation of tax burden on billing; and (iii) the readjustments of electric energy selling prices authorized by ANEEL, which only express the variation of costs, are acceptable for the effect of article 109, Law No. 11196/05, thus preserving the characteristic of predetermined price. The Brazilian IRS also understands that, as provided for in paragraph 3 of article 3 in Brazilian IRS Revenue Procedure No. 658/06, the readjustment by a "percentage not higher" than the variation of production cost, or by an index reflecting the weighted variation of the costs of inputs, preserves the characteristic of predetermined price, but always using them as a reference.

The Company is analyzing the terms of the private letter rulings and possible tax impacts. Therefore, at September 30, 2006, no changes were made to the method for recording the accounts payable referred to the reimbursement, to distributors, of PIS/Cofins tax credit and the related provision, mentioned above.

12. Loans and Financing

The breakdown of Loans and Financing is as follows:

	Company and Consolidated 9/30/2006			
	Charges	**Principal amount**		
	Current R$	**Current R$**	**Noncurrent R$**	**Total R$**
Centrais Elétricas Brasileiras - Eletrobrás	**5,643**	**152,696**	**1,223,011**	**1,381,350**

	Company and Consolidated 6/30/2006			
	Charges	Principal amount		
	Current R$	Current R$	Noncurrent R$	Total R$
Centrais Elétricas Brasileiras - Eletrobrás	5,790	147,800	1,252,171	1,405,761

Contract entered into between Tietê and Eletrobrás, resulting from the CESP spin-off. The balance is updated by the General Market Price Index (IGP-M) variation plus interest of 10% per year, amortized on a monthly basis, with final payment due on May 15, 2013.

The contract between Tietê and Eletrobrás stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

12. Loans and Financing (Continued)

At September 30, 2006, maturities of the noncurrent portion of the principal amounts of loans and financing are as follows:

	Company and Consolidated 2006
	R$
2007	**40,660**
2008	**173,154**
2009	**191,285**
2010	**211,315**
2011	**233,443**
After 2011	**373,154**
Total	**1,223,011**

13. Accrued Liabilities

	Company and Consolidated	
	9/30/2006	6/30/2006
	R$	R$
Current:		
Interest on reversal	**23**	23
Accrued vacation pay and related charges	**4,334**	3,040
Reserve for profit sharing	**438**	566
Reserve for research and development	**17,636**	13,675
Provision for interest and late payment fines	**6,318**	-
Other provisions	**1,740**	1,448
Total - Company	**30,489**	18,752
AES Minas PCH	**85**	95
Total Consolidated	**30,574**	18,847

14. Reserves for Litigation and Contingencies

	Company and Consolidated	
	9/30/2006	6/30/2006
	R$	R$
Current		
Reserve for loss – electricity purchased from Itaipu (c)	**12,617**	12,486
Total - Company and Consolidated	**12,617**	12,486
Noncurrent		
Labor (a)	**5,979**	6,384
PIS/Cofins (b)	**29,345**	30,659
Total – Company and Consolidated	**35,324**	37,043

a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on its legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

b) The Company challenged in court the constitutionality of the increase in the Cofins rate from 2% to 3%, introduced by Law No. 9718 of November 27, 1998. In September 2003, the Company filed a request to withdraw the claim, in light of unfavorable rulings in lawsuits of the same nature. The request for withdrawal was denied. In view of the referred to decision, the Company filed a Special Appeal, which was dismissed in August 2005. As such, the Company decided to recalculate the liabilities balance to include the increase in the Cofins rate from 2% to 3%, charged against the escrow deposit account in noncurrent assets. The Company filed appeals to the High Court of Justice and to the Supreme Court and is expecting the decisions on such appeals.

14. Reserves for Litigation and Contingencies (Continued)

The Company is still challenging the inclusion of other operating income in the tax calculation base for both Cofins and PIS. Until a final decision on the matter is handed down, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10637 of December 30, 2002, the Company is making normal payments of the amounts related to the inclusion of other operating income in the computation basis of PIS and the increase in the Cofins rate.

c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric energy from Itaipu. This court injunction was suspended on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court of Justice suspended the court injunction. On October 5, 2004, the Company filed a special appeal against such decision. Based on this special appeal, the non-retroactive effect of the decision was established, that is, the suspension of the court injunction would only be valid in the future. Thus, the effects of the previously granted preliminary injunction were maintained for the period from January 2003 to September 2004. Taking into consideration that this process is still pending, management decided to maintain the reserve for losses, until the final outcome of this process.

In December 2004, ANEEL issued a Technical Specification changing the distribution of Itaipu quotas as from January 2005. The quota distribution is now made only among the distribution concessionaires, which means that, since the Company is a generating concessionaire, it is no longer an Itaipu stockholder.

Summarized below are the contingent liabilities whose likelihood of loss have been classified as possible, and as provided for in Accounting Standard and Procedure No. 22, have not yet been recorded. Evaluation of this probability is based on reports prepared by the Company's legal counsel.

a) ANEEL issued the Assessment Notice No. 006/2002-SFF, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. The Company's management filed an administrative defense and assessed, based on the opinion of its legal counsel, that a favorable outcome on this administrative proceeding is possible. Consequently, management decided not to recognize a provision in this regard.

b) Civil suits referring to collection of indemnifications and fines due from contractual rescissions. The possible contingency related to such suits amounts to approximately R$ 10 million.

c) Public civil proceedings to obtain preliminary injunction suspending the environmental licensing suit and that require that the Company recover environmental damages due to currents resulting from reservoir flooding. Such proceedings generally require that the Company draw up environmental programs in order to compensate such damages. The values of the matters in controversy are symbolic, and it is not possible to estimate a possible contingency figure.

15. Capital Stock and Reserves

a) Capital stock

Authorized capital is R$ 4,600,000, consisting of R$ 2,383,260 in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at September 30, 2006 amounts to R$ 207,227 (R$ 207,227 at June 30, 2006), and is represented by 95,313,373 thousand shares (95,313,373 thousand shares at June 30, 2006), divided into 49,365,303 thousand common shares and 45,948,070 thousand preferred shares, all registered book-entry, without par value.

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the reimbursement of capital and are entitled to non-cumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special reserve for premium, which will be capitalized in favor of the controlling stockholder (see Note 7).

b) Reserves

	Company	
	9/30/2006	6/30/2006
Breakdown of the reserves:	**R$**	R$
Capital reserves		
Special reserve for premium upon merger	**206,929**	206,929
Interest on construction in progress – own capital	**17,613**	17,613
Other	**2,204**	2,204
	226,746	226,746

15. Capital Stock and Reserves (Continued)

	Company	
	9/30/2006	6/30/2006
Breakdown of the reserves:	R$	R$
Income reserve		
Legal reserve	41,446	41,446

b) Dividends

- At the General Meeting (AGO) held on March 21, 2006, the stockholders decided to pay dividends in the amount of R$ 295,119, corresponding to the remaining balance of the net income for 2005. The payment of such dividend was made as from April 12, 2006, in the amount of R$2.953908 per thousand common shares and R$3.249298 per thousand preferred shares.

- The Board of Directors' Meeting held on August 9, 2006 approved the payment of dividends corresponding to profit determined in the first half of 2006, totaling R$ 305,524. The payment was made as from August 29, 2006, in the amount of R$3.06 per lot of thousand common shares and R$ 3.36 per lot of thousand preferred shares.

16. Supply, Purchase and Transmission of Electric Energy

	Company and Consolidated			
	9/30/2006		9/30/2005	
	MWh (*)	R$	MWh (*)	R$
Electricity generated by Company /other:				
Power purchase agreements	-	-	2,090,612	167,898
Bilateral contracts	**8,311,480**	**1,106,223**	6,140,658	795,347
Free energy and spot market	-	**33,309**	-	17,702
Total – Company	**8,311,480**	**1,139,532**	8,231,270	980,947
AES Minas PCH Ltda.	-	**4,953**	-	172
Total – Consolidated	**8,311,480**	**1,144,485**	8,231,270	981,019
Electricity purchased:				
Bilateral contracts and other	**228,365**	**17,067**	365,486	15,919
Free energy and spot market	-	**204**	-	2,700
Reversal of the CCEE penalty		**(3,942)**		-
Transmission charges	-	**57,191**	-	37,230
Connection charges	-	**739**	-	664
Total – Company	**228,365**	**71,259**	365,486	56,513
AES Minas PCH Ltda. - eliminated	-	**(119)**	-	(548)
Total – Consolidated	**228,365**	**71,140**	365,486	55,965

(*) Not reviewed by independent auditors.

As a result of the increase in the rate of PIS/COFINS for long-term contracts, as established in the Brazilian IRS Ruling No. 468/04, during the period from December 2004 to August 2005 the Company issued an invoice against Eletropaulo in the amount of R$ 51,083. Considering the negotiation to receive such amount, a provision corresponding to 100% of it was set up. After negotiations were completed, the provision was reversed and revenues in such amount were recorded. On September 30, 2005, said amount was fully paid.

17. Supplementary Retirement and Pension Plan

Retirement and pension benefits

Tietê sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan is a mixed system, i.e., 70% is defined benefit and 30% is defined contribution.

Based on the actuarial valuation made by independent actuaries on December 31, 2005 under the criteria set forth in CVM Resolution No. 371, there are no additional liabilities to be recorded at Tietê's balance sheet date, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions

	Rate	
	Effective	Nominal
Economic assumptions:		
Discount rate	8.50% p.a.	12.84% p.a.
Expected rate of return on plan assets (investments)	8.30% p.a.	12.63% p.a.
Future salary increases	3% p.a.	7.12% p.a.
Rates of increases in benefits	0% p.a.	4% p.a.
Expected rate of inflation	4% p.a.	4% p.a.

Demographic assumptions:	
Mortality table	UP 94 forward 2 years
Disability table	Mercer Table
Disability mortality rate	IAPB 57
Turnover	0.30 (Service + 1)
Actuarial valuation method	Projected credit unit method

17. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

b) Actuarial valuation at December 31, 2005

	Company and Consolidated	
	2005	2004
	R$	R$
Present value of actuarial obligations	**111,976**	111,834
Plan assets at fair value	**(124,586)**	(112,535)
Plan net assets	**(12,610)**	(701)
Actuarial gain (loss) not recognized (*)	**(29,810)**	(25,856)
Liability recognized in the balance sheet	**17,200**	25,155

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgement contract signed before the privatization of CESP.

c) *Accounting reconciliation of recognized liability (current and noncurrent)*

	Company and Consolidated	
	Three-month Period Ended	Six-month Period Ended
	9/30/2006	9/30/2006
	R$	R$
Beginning balance	**20,350**	**17,200**
Expenses for the year	**733**	**5,096**
Contributions paid / debt amortizations	**(601)**	**(1,814)**
Ending balance	**20,482**	**20,482**

17. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

d) *Financial transactions with Fundação Cesp*

Financial transactions with Fundação CESP (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Company and Consolidated			Company and Consolidated		
	9/30/2006			6/30/2006		
	Current	**Non-current**	**Total**	Current	Non-current	Total
	R$	**R$**	**R$**	R$	R$	R$
Fundação Cesp III (1)	**966**	**19,516**	**20,482**	954	19,396	20,350
Total	**966**	**19,516**	**20,482**	954	19,396	20,350

(1) Contract for acknowledgement of debt to finance the actuarial deficit relating to the Settled Proportional Supplementary Benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index – internal availability (IGP-DI) plus interest of 6% per year.

18. Financial Instruments

The Company's operations consist of the generation, purchase and sale of electric energy to distribution companies. Most sales are made under "power purchase agreements", entered into prior to the privatization of the Company, and "bilateral contracts", fixing the quantity and price of electric energy. The power purchase agreements were terminated on December 31, 2005, in accordance with applicable regulations. The bilateral contract with Eletropaulo provides for annual tariff adjustment based on the IGP-M index. Potential differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (CCEE). The principal market risk factors affecting the Company's business are summarized as follows:

18. Financial Instruments (Continued)

a) Credit risk: sale of electricity under the bilateral contract is secured by receivables from Eletropaulo, with the Company having the right to request that the bank accounts of its customer (distributor) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold under the bilateral contract (average price in 2006 - R$ 133.10 per MWh and 2005 - R$ 123.87 per MWh), is presently in line with the prices established by the regulatory authorities. As from 2006, all the current electric energy generation of Tietê is being sold to Eletropaulo. Potential excess or shortage of energy in relation to the quantities set forth in the bilateral contract will have its price determined in the spot market (CCEE).

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per annum plus the IGP-M variation. Consequently, the Company's operations are affected by the variation of this price index. The impact of the IGP-M variation on loans is minimized, partially, by the bilateral contract tariff increase, which is also determined based on the IGP-M variation.

d) Exchange rate risk: a portion of the short-term investment balance is affected by the exchange rate market risk factor (US dollar).

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted based on the value of these investment fund shares at September 30, 2006.
- Loans and financing refer to a debt acknowledgment agreement signed between CESP and Centrais Elétricas Brasileiras – Eletrobrás, subject to the IGP-M variation plus interest of 10% per year, due on May 15, 2013. The related market value is estimated at R$ 1,460,032.
- Obligations to Fundação Cesp relate to a debt acknowledgment agreement to finance the actuarial deficit, with final maturity on November 30, 2017, subject to the variation of the higher of the actuarial cost or IGP-DI plus interest of 6% p.a.. The balance of this debt amounts to R$ 20,482 at September 30, 2006 and its estimated fair value is R$16,121.

18. Financial Instruments (Continued)

The measuring method used to calculate the market value of loans was the discounted cash flow, considering expected settlement of these liabilities at market rates prevailing on the balance sheet date.

19. Regulatory Matters

Overall Agreement for the Electric Energy Sector

On August 24, 2001, an Emergency Energy Rationing Plan was created by Provisional Measure No. 2198 in order to make energy demand become consistent with supply and avoid untimely or unplanned interruption in power supply. The average energy reduction estimated through this program was 20% in relation to consumptions in the months of May, June and July 2000. The energy rationing was effective from June 2001 through March 1, 2002, when the government considered the reservoir levels back to normal.

As a result of the mandatory energy rationing implemented by the Brazilian government, the electric power distribution and generating companies experienced a reduction in their revenues, since the physical structure or personnel of such companies could not be reduced in the same proportion as the consumption reduction estimated by the program. Therefore, fixed costs and financing charges were maintained, not supported by respective revenue.

In order to solve the issue, in December 2001, the Brazilian government and the electric utilities signed an Overall Agreement with the power distribution and generating companies to restore the financial and economic equilibrium under the existing contracts and recover revenues relating to the period the Energy Rationing Program was in effect (Emergency Plan).

19. Regulatory Matters (Continued)

The following are the principal resolutions approved by Law No. 10438, dated April 26, 2002, which are directly related to the generating companies:

a) The distribution companies to which the extraordinary rate adjustment applies paid to the generating companies, for the period of the Rationing Program, the amounts under the power purchase agreements and equivalent instruments, with a reduction in proportion to that applicable to the distribution companies. Such reduction was 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy within the MAE related to the repurchase of excess power under power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to the consumers served by the National Interlinked Electric Energy System and collected by generating companies through the Extraordinary Tariff Increase (RTE). From March to December 2002, the generating companies purchased the excess power from distributors under power purchase agreements for R$ 79.26/MWh.

c) The portion of the cost with purchases of electric energy within the MAE (free energy) incurred until the end of the energy rationing period, which exceeded the amount of R$ 49.26/MWh, will be passed on to consumers served by the National Interlinked Electric Energy System and collected by generating companies through the Extraordinary Tariff Increase (RTE).

So as to avoid controversies related to the repurchase of excess power under power purchase agreements and equivalent instruments, including the Repurchase Agreement, expenses with the purchase of energy within the CCEE made until December 2002, in connection with the reduction in the generation of electric energy in the plants participating in the Energy Reallocation Mechanism - MRE and considered in power purchase agreements and equivalent instruments, were passed on to consumers served by the National Interlinked Electric Energy System. With respect to the application of Attachment V of power purchase agreements, electric power distributing and generating companies entered into, as essential requirement for obtaining ANEEL's approval to the amount related to the Extraordinary Tariff Increase of revenues during the rationing period, an amendment to power purchase agreements and equivalent instruments, as defined in an ANEEL Resolution, which included the substitutive formula to such Attachment V.

04.01 – NOTES TO FINANCIAL STATEMENTS

19. Regulatory Matters (Continued)

The mechanism adopted to collect amounts related to items (a), (b) and (c), named free energy, is the "Extraordinary Tariff Increase" (RTE), whereby distributing companies include in tariffs charged a surtax of 2.9% for residential consumers and 7.9% for the other consumers for a period established by ANEEL for tariff recovery. Electric power generating companies receive a portion of these amounts monthly through the Pass-Through Agreement.

Free energy receivables and payables at September 30, 2006 are as follows:

	Number of approval instrument	Amount approved	Accumulated amount at 9.30.2006	Amortized amount at 9.30.2006	Provision for realization	Balance to be amortized at 9.30.2006
Receivables from resellers	Resolutions No. 01/04 and 45/04	143,298	96,644	(126,724)	(72,338)	40,980
Payables to suppliers	Resolutions No. 01/04 and 45/04	120,430	41,515	(113,623)	-	(48,322)
Net balance		22,868	55,129	(13,101)	(72,338)	(7,342)

On January 23, 2006, ANEEL issued the Administrative Rule No. 074/2006-SFF/SRE/ANEEL (Administrative Rule) to supplement the guidance for year end provided by Administrative Rule No. 2.212-SFF/SRE/ANEEL dated December 20, 2005. Among other provisions, this Rule changed the conditions to remunerate free energy traded within the CCEE in the period from September 2000 to December 2002, established in article 6 of ANEEL Resolution No. 36, dated January 29, 2003. Resolution No. 36 established that updating of the amounts related to free energy should be applied after December 30, 2002 to 50% of the total amount and updating of the final balance would be made only upon financial settlement in the CCEE, corresponding to the period from September 2000 to December 2002, fact which occurred on July 3, 2003. Under the Rule, this updating should be applied to 100% of the balance since the beginning date, namely December 31, 2002. The Company calculated the updating in accordance with the guidance provided by the Rule and recorded additional monetary updating at December 31, 2005 of R$ 14,126.

19. Regulatory Matters (Continued)

The Company's management recorded a provision for realization of free energy accounts receivable in the amount of R$72,338, based on a study prepared to determine the recoverability of the free energy receivable balance within the term established by ANEEL for the distributors to bill the RTE and refund generating companies. As a result of the public hearing held, ANEEL decided that the RTE could not be charged from consumers that were captive at the time the energy rationing period was in force and afterwards became free.. Therefore, the Company shall continue to keep and monitor the balance of this provision, which shall be periodically reviewed.

Spot Market Energy - CCEE

Spot market and free energy amounts referring to sales in the period from September 1, 2000 to December 31, 2002 may be subject to changes depending on the outcome of the judicial proceedings pending judgment filed by certain companies in the sector, most of which related to interpretation of market rules in force. Such companies are not included in the rationing area, and obtained an injunction that considers as null and void ANEEL's Decision No. 288, dated May 16, 2002, which aimed at clarifying to companies operating in the sector the treatment and the way to apply certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The claim of these companies located in the Southern region includes, but is not limited to the sale of Itaipu's share in the Southeastern/Central-West region sub-markets, especially during the rationing period in 2001, when there was a significant difference in prices of the spot market energy between the two sub-markets.

Original amounts in the *sub judice* condition related to that period are as follows: (a) R$ 49,573 (sales); (b) R$ 281,549 (purchases and system service charges). Of this total, by December 31, 2003 the net amount receivable of R$ 111,546 was settled, and 96.5% of the remaining balance payable in the amount of R$ 120,430 was the object of an agreement with creditors in the CCEE, and has been amortized over up to 49 monthly and consecutive installments as from January 2004, plus SELIC variation and interest at the rate of 1% p.a.; 1.75% of such balance was settled until September 2005, and 1.75% is under negotiation.

20. Insurance

At September 30, 2006, insurance coverage is considered by management to be sufficient to cover any losses and civil liabilities, as follows:

Risk	Period covered		Amount	
	From	To	Insured	Premium
Operating risks	04/01/06	04/01/07	977,580	7,596
Civil liability – Executive Board	02/15/06	02/15/07	32,153	103
Civil liability - General	01/01/06	06/01/07	15,000	495

05.01 - MANAGEMENT COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Since 2006 AES Tietê S.A. ("AES Tietê" or "Company") long-term energy is fully assured through a bilateral agreement for purchase and sale of electric energy signed with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") in 2000. In the nine-month period ended September 30, 2006, the bilateral agreement accounted for 97% of gross revenue.

AES Tietê gross revenue for the nine-month period ended September 30, 2006 reached R$ 1,145,596, which is 15% up on the same period in 2005. This growth is driven by the greater energy volume sold through the bilateral agreement, which provides for an energy price higher than that addressed in the initial agreements, and tariff adjustments over the last 12 months.

The Company revenue deductions reached R$ 105,039 in 2006, which is 14% up on the same quarter last year. This increase is driven mainly by the greater energy volume sold in 2006 through the bilateral agreement.

Net revenue in 2006 reached R$ 1,040,557, which is 16% up on the same period last year. This growth is also driven by tariff adjustments over the last twelve months, besides the greater energy volume sold through the bilateral agreement.

Operating costs for the first half of 2006, as compared with the same period last year, are 27% up, reaching R$ 272,239. This increase is driven by: (i) recording deficit on the Cesp Foundation Pension Plan to reflect updated actuarial parameters; (ii) third party services engaged, (iii) increased expenses with purchased energy due to the growth of transmission expenses from greater sales volume through the bilateral agreement; (iv) recording depreciation adjustment involving IT equipment that was not being depreciated; (v) increase in research and development expenses from 0.25% to 1% of the Company's revenue.

05.01 - MANAGEMENT COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Compared with the same period in 2005, change in IGP-M, to which the Company principal debt is pegged, was higher. Financial income growth was driven by the greater volume of short-term investments, which led the Company to post financial expenses for R$ 75,968 for the nine-month period ended September 30, 2006.

	3Q06	YTD Sept/06	3Q05	YTD Sept/05
IGP-M	0.84%	2.30%	-1.51%	0.20%

At September 30, 2006, cash and short-term investments amounted to R$ 672,313. Of the total short-term investments, 86% is assigned to those with average yield of 100% of CDI and 14% is pegged to the change in foreign exchange rate. AES Tietê is not a party to bank loan agreements. The Company sole debt consists of an acknowledgement of indebtedness to Eletrobrás taken on at the time of privatization. Such debt accrues interest of 10% p.a. and IGP-M indexation, maturing in 2013. At September 30, 2006, the Company gross debt reached R$ 1,381,350.

The Company investments over 2006 reached R$ 19,189 and were intended for renovation and refurbishment of the Bariri plant generating unit, for reforestation projects and for waterways. These investments were made up of funds from the Company cash generation.

AES Tietê posted net income of R$ 448,993 for the nine-month period ended September 30, 2006, which is 9% up on 2005. Net margin fell from 45% in 2005 to 43% in 2006.

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Reais)

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
1	Total assets	2.446.655	2.550.075
1.01	Current assets	975.407	1.050.765
1.01.01	Cash and short-term investments	672.313	776.709
1.01.01.01	Cash and banks	3.831	2.268
1.01.01.02	Short-term investments	668.482	774.441
1.01.02	Credits	208.230	206.472
1.01.02.01	Distributors	38.991	36.508
1.01.02.02	Related parties	169.239	169.964
1.01.03	Inventories	1.169	1.169
1.01.03.01	Storeroom materials	1.169	1.169
1.01.04	Other	93.695	66.415
1.01.04.01	Deferred income and social contribution taxes	71.372	47.409
1.01.04.02	Recoverable taxes	11.891	12.024
1.01.04.03	Other credits	5.836	6.494
1.01.04.04	Prepaid expenses	4.596	488
1.02	Noncurrent assets	231.958	252.556
1.02.01	Sundry credits	203.045	222.870
1.02.01.01	Deferred income and social contribution taxes	47.641	47.441
1.02.01.02	Recoverable taxes	140.829	143.769
1.02.01.03	Distributors	14.575	31.660
1.02.02	Related parties	1.063	1.837
1.02.02.01	Affiliates	1.063	1.837
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27.850	27.849
1.02.03.01	Escrow and restricted deposits	27.640	27.640
1.02.03.02	Other credits	210	209
1.03	Permanent assets	1.239.290	1.246.754
1.03.01	Investments	2.099	2.099
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	2.099	2.099
1.03.02	Property, plant and equipment	1.215.050	1.222.421
1.03.02.01	Fixed assets in service	1.188.080	1.190.154
1.03.02.02	Fixed assets in progress	26.970	32.267
1.03.03	Deferred charges	22.141	22.234

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY (In thousands of Re

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
2	Total liabilities and stockholders´ equity	2.446.655	2.550.075
2.01	Current liabilities	537.833	437.967
2.01.01	Loans and financing	158.339	153.590
2.01.01.01	Loans and financing	152.696	147.800
2.01.01.02	Debt charges	5.643	5.790
2.01.02	Debentures	0	0
2.01.03	Suppliers	64.514	68.361
2.01.04	Taxes, rates and contributions	261.015	173.495
2.01.05	Dividends payable	1.137	899
2.01.06	Provisions	44.274	32.432
2.01.06.01	Salaries and related charges	1.083	1.099
2.01.06.02	Accrued liabilities	30.574	18.847
2.01.06.03	Reserve for litigations and contingencies	12.617	12.486
2.01.07	Due to related parties	0	0
2.01.08	Other	8.554	9.190
2.01.08.01	Accounts payable to Fundação CESP	966	954
2.01.08.02	Consumer charges payable	7.588	8.236
2.02	Noncurrent liabilities	1.289.933	1.331.165
2.02.01	Loans and financing	1.242.528	1.271.567
2.02.01.01	Accounts payable to Fundação CESP	19.517	19.396
2.02.01.02	Loans and financing	1.223.011	1.252.171
2.02.02	Debentures	0	0
2.02.03	Reserves	35.324	37.043
2.02.03.01	Reserve for contingencies	35.324	37.043
2.02.04	Due to related parties	0	0
2.02.05	Other	12.081	22.555
2.02.05.01	Suppliers	12.081	22.555
2.03	Deferred income	0	0
2.04	Minority interest	0	0
2.05	Stockholders´ equity	618.889	780.943
2.05.01	Paid-in capital	207.227	207.227
2.05.02	Capital reserves	226.746	226.746
2.05.02.01	Investment grants - CMC 90	2.204	2.204
2.05.02.02	Interest on construction in progress - own cap	17.613	17.613
2.05.02.03	Special premium reserve	206.929	206.929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41.446	41.446
2.05.04.01	Legal reserve	41.446	41.446
2.05.04.02	Statutory	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY (In thousands of Re

1 - Code	2 - Description	3 - 9/30/2006	4 - 6/30/2006
2.05.04.03	Contingencies	0	0
2.05.04.04	Unearned profit reserve	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0
2.05.05	Retained earnings / accumulated deficit	143.470	152.889

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 9/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 9/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross revenue from sales and/or services	377.104	1.145.596	393.985	991.954
3.01.01	Supply and transmission of electric energy	376.923	1.144.485	386.689	981.019
3.01.02	Other revenues	181	1.111	7.296	10.935
3.02	Deductions	(34.529)	(105.039)	(32.057)	(92.511)
3.03	Net revenues from sales and/or services	342.575	1.040.557	361.928	899.443
3.04	Cost of goods sold and/or services rendered	(82.365)	(272.239)	(71.214)	(213.290)
3.04.01	Personnel	(10.377)	(32.311)	(8.947)	(23.740)
3.04.02	Material	(625)	(1.907)	(810)	(1.777)
3.04.03	Outsourced services	(6.100)	(19.873)	(6.430)	(16.844)
3.04.04	Compensation for use of water services	(11.568)	(36.983)	(10.929)	(34.971)
3.04.05	Electricity purchased for resale	(22.364)	(71.140)	(20.041)	(55.965)
3.04.06	Depreciation and amortization	(16.167)	(50.574)	(15.981)	(47.978)
3.04.07	Operating provisions	(5.141)	(30.152)	(1.853)	(18.267)
3.04.08	Other expenses	(10.023)	(29.299)	(6.223)	(13.748)
3.05	Gross profit	260.210	768.318	290.714	686.153
3.06	Operating income/expenses	(28.874)	(75.968)	6.078	(68.945)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(28.874)	(75.968)	6.078	(68.945)
3.06.03.01	Financial income	25.070	69.343	26.343	54.463
3.06.03.02	Financial expenses	(53.944)	(145.311)	(20.265)	(123.408)
3.06.03.02.01	Financial expenses	(44.338)	(122.056)	(41.069)	(121.243)
3.06.03.02.02	Monetary/exchange variations, net	(9.606)	(23.255)	20.804	(2.165)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity pickup	0	0	0	0
3.07	Operating income	231.336	692.350	296.792	617.208

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 9/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 9/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.08	Nonoperating income	85	(294)	(17)	(1.650)
3.08.01	Revenues	85	338	0	499
3.08.02	Expenses	0	(632)	(17)	(2.149)
3.09	Income before taxes / profit sharing	231.421	692.056	296.775	615.558
3.10	Provision for income and social contribution taxes	(88.116)	(249.800)	(66.582)	(148.048)
3.10.01	Income tax	(60.813)	(179.370)	(50.819)	(110.752)
3.10.02	Social contribution tax	(27.303)	(70.430)	(15.763)	(37.296)
3.11	Deferred income tax	165	6.737	(29.345)	(56.316)
3.11.01	Deferred income tax	121	4.954	(22.708)	(42.496)
3.11.02	Deferred social contribution tax	44	1.783	(6.637)	(13.820)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders' equity	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Net income	143.470	448.993	200.848	411.194
	Number of shares, ex-treasury	95.313.373	95.313.373	95.313.373	95.313.373
	Earnings per share	0,00151	0,00471	0,00211	0,00431
	Loss per share				

08.01 – MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

See comments on the Company's performance.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
AES Tietê S.A.
São Paulo - SP

1. We have performed a special review of the accompanying Quarterly Financial Information (ITR) of AES Tietê S.A. and its subsidiary (company and consolidated) for the quarter ended September 30, 2006, including the balance sheet, statement of income, report on the Company's performance and other relevant company information, prepared on the responsibility of Company Management, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) regulations specifically applicable to the preparation of Quarterly Financial Information.

São Paulo, October 18, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Accountant CRC-1PE009428/O-4-S-SP

RECEIVED

2006 NOV 28 P 3:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE (Trade Registration Number): 35.300.170.555
CNPJ/MF (Corporate Taxpayer ID Number): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 2, 2006

1. **DATE, TIME and LOCATION:** Held on October 2, 2006, at 2:30 p.m., at the Company's corporate headquarters at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. **ATTENDANCE and CALL NOTICE:** The meeting was convened in accordance with the Corporate Bylaws, with the following Board members attending: Eduardo José Bernini, Marcelo de Carvalho Lopes, Vito Joseph Mandilovich, Pedro Roberto Cauvilla, Peter Greiner, Charles Lenzi, Cyro Boccuzzi, Jeffery Atwood Safford, Antonio Carlos de Oliveira and Carlos Augusto Galvani Marchese.

3. **PRESIDING OFFICERS:** Eduardo José Bernini chaired the meeting and Silvia Maria Ribeiro Lopes served as secretary.

4. **AGENDA:** (i) consider the Company's signing, as a consenting party, the amendment to the Brasiliana Energia S.A. ("Brasiliana") shareholders agreement, executed on December 22, 2003, by BNDES Participações S.A., AES Holding Brasil Ltda. and other consenting parties, to fully ratify its terms and conditions and to witness that all obligations of Brasiliana pursuant to the shareholders agreement have by succession been assumed by AES Transgás Empreendimentos S.A. ("Transgás"), as a result of the incorporation of Brasiliana by Transgás.

5. **RESOLUTIONS:** A quorum was confirmed, the meeting duly convened, and the Agenda matters discussed and approved, unanimously and unconditionally:

5.1. Approve and ratify the Company's execution of, as a consenting party, the amendment to the Brasiliana shareholders agreement between BNDES Participações S.A., AES Holding Brasil Ltda. and other consenting parties, fully ratifying its terms and conditions and witnessing that all the obligations of Brasiliana pursuant to the shareholders agreement have by succession been assumed by Transgás, as a result of the incorporation of Brasiliana by Transgás.

6. **CLOSING:** With no further matters to address, the Chairman adjourned the meeting and the present Minutes were drawn up then read, approved and signed by all attending.

São Paulo, October 2, 2006.

Original document signed by:

Eduardo José Bernini Meeting Chairman	Silvia Maria Ribeiro Lopes Meeting Secretary

Board of Directors:

Eduardo José Bernini	Marcelo de Carvalho Lopes
Vito Joseph Mandilovich	Pedro Roberto Cauvilla
Peter Greiner	Charles Lenzi
Cyro Vicente Bocuzzi	Jeffery Atwood Safford
Antonio Carlos de Oliveira	Carlos Augusto Galvani Marchese

AES ELPA S.A.
Publicly-held Company
CNPJ/MF 01.917.705/0001-30
NIRE 35.300.191.749

AES TIETÊ S.A.
Publicly-held Company
CNPJ: 02.998.609/0001-27
NIRE: 35.300.170.555

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.
Publicly-held Company
CNPJ/MF 61.695.227/0001-93
NIRE 35.300.050.274

ENERGIA PAULISTA PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF 04.128.563/0001-10
NIRE 35.216.219.890

MATERIAL FACT

The Managements of **AES ELPA S.A.** ("Elpa"), **ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A** ("Eletropaulo"), **ENERGIA PAULISTA PARTICIPAÇÕES S.A.** ("EP") and **AES TIETÊ S.A.** ("Tietê") (Elpa, Eletropaulo, EP and Tietê, jointly referred to as "Companies"), under and in accordance with CVM Instruction No. 358, dated January 3, 2002, as amended, hereby informs the market that **AES TRANSGÁS EMPREENDIMENTOS S.A.** ("Transgás"), controlling shareholder of the Companies and general successor of **BRASILIANA ENERGIA S.A.** ("Brasiliana") as a result of the incorporation of Brasiliana by Transgás on 09.30.2006, accomplished on 10.02.2006 the early liquidation of Brasiliana's first private issue of debentures, upon cash payment to BNDES PARTICIPAÇÕES S.A. ("BNDESPAR") of the current balance of the referred debentures, in the total amount of R$1,289,175,618.64 (one billion, two hundred and eighty nine million, one hundred and seventy five thousand, six hundred and eighteen reais and sixty four cents). The early liquidation of the debentures is part of the financial and corporate restructuring involving Brasiliana and its directly and indirectly controlled subsidiaries, including the Companies, as described in the joint material fact published by Brasiliana, Elpa, Eletropaulo and EP on 05.30.2006.

São Paulo, October 3, 2006.

AES ELPA S.A.
Britaldo Pedrosa Soares
Director of Investor Relations

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Director of Finance and Investor Relations

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.
Britaldo Pedrosa Soares
Director Vice-President and of Investor Relations

ENERGIA PAULISTA S.A.
Britaldo Pedrosa Soares
Director of Investor Relations

FREE TRANSLATION OF

AES TIETÊ S.A.
CNPJ/MF (Corporate Taxpayer ID Number): 02.998.609/0001-27
NIRE (Trade Registration Number): 35.300.170.555

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON OCTOBER 30, 2006

1. **DATE, TIME and LOCATION**: Held on October 30, 2006, at 2:00 p.m., at the Company's corporate headquarters at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. **ATTENDANCE and CALL NOTICE:** The meeting was convened in accordance with the Corporate Bylaws, with the following Board members attending: Eduardo José Bernini, Marcelo de Carvalho Lopes, Vito Joseph Mandilovich, Pedro Roberto Cauvilla, Peter Greiner, Charles Lenzi, Cyro Vicente Boccuzzi, Jeffery Atwood Safford, Antonio Carlos de Oliveira, Britaldo Pedrosa Soares and Carlos Augusto Galvani Marchese.

3. **PRESIDING OFFICERS**: Eduardo José Bernini chaired the meeting and Silvia Maria Ribeiro Lopes served as secretary.

4. **AGENDA**: The Company's Board members met to vote on the following agenda items:

(i) the Company's executing, as an intervening, consenting party, an amendment to the AES Transgás Empreendimentos S.A. ("Transgás") shareholders' agreement between BNDES Participações S.A., AES Holding Brasil Ltda. and other intervening, consenting parties, entered into on December 22, 2003 and amended September 30, 2006, to fully ratify its terms and conditions and to document that all obligations of Transgás resulting from the shareholders agreement shall be assumed by Energia Paulista Participações S.A. (whose name will be changed to Companhia Brasiliana de Energia), due to incorporation of Transgás by Energia Paulista Participações S.A.

5. **RESOLUTIONS**: Following discussion of the agenda item, the attending Company Board members voted and approved, unanimously and unconditionally, the following:

5.1 To authorize the Company to execute, as an intervening, consenting party, an amendment to the Transgás shareholders agreement between BNDES Participações S.A., AES Holding Brasil Ltda. and other intervening, consenting parties, to fully ratify its terms and conditions and to document that all obligations of Transgás resulting from the shareholders agreement shall be assumed, by succession, by Energia Paulista Participações S.A. (whose name will be changed to Companhia Brasiliana de Energia), due to incorporation of Transgás by Energia Paulista Participações S.A.; and

5.1.1 To authorize the Company's Directors to perform all actions required to carry out the resolution in Item 5.1 above.

6. **CLOSING:** With no further matters to address, the Chairman opened the floor to all present. No statement was voiced, and the Chairman adjourned the meeting for the time required to draw up these minutes, which upon reconvening were read, approved and signed by all attending.

São Paulo, October 30, 2006.

Original document signed by:

Eduardo José Bernini Meeting Chairman	Silvia Maria Ribeiro Lopes Meeting Secretary

Members of the Board of Directors:

Eduardo José Bernini	Marcelo de Carvalho Lopes

Vito Joseph Mandilovich	Pedro Roberto Cauvilla
Peter Greiner	Charles Lenzi
Cyro Vicente Boccuzzi	Jeffery Atwood Safford
Antonio Carlos de Oliveira	Britaldo Pedrosa Soares
Carlos Augusto Galvani Marchese	

FREE TRANSLATION OF

AES TIETÊ S.A.

CNPJ/MF (Corporate Taxpayer ID Number) 02.998.609/0001-27
NIRE (Trade Registration Number) 35.300.170.555

MINUTES OF THE AUDIT COMMITTEE MEETING
HELD ON NOVEMBER 8, 2006

DATE, TIME, LOCATION: On November 8, 2006, at 10:00 a.m., at the Company's corporate headquarters in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia. **ATTENDING:** The following sitting members of the Audit Committee attended: Ricardo Berer, Antonio Carlos de Andrada Tovar, Egon Handel and Isabel da Silva Ramos Kemmelmeier. Also attending were Company representatives Britaldo Pedrosa Soares, Juliana Rezende Penna de Zagottis and Mario Shinzato. **PRESIDING OFFICERS:** Audit Committee member Ricardo Berer served as meeting Chairman and called me, Silvia Maria Ribeiro Lopes, to serve as secretary. **AGENDA: (a)** review of the Quarterly Report (ITR), including the balance sheet and financial statements, for the third quarter of 2006; and **(b)** review of the Directors' proposal for dividend distribution for profit reported on the Company's September 30, 2006 balance sheet and distribution of interest on equity/interest on the Company's net worth. **RESOLUTIONS:** The Chairman convened the meeting and submitted for review Agenda item **(a)**. The attending Committee Members reviewed the Third Quarter 2006 Quarterly Report (ITR) and requested clarification, which was provided by the Company representatives. Proceeding to Agenda item **(b)**, Company representatives presented a proposal for distribution of dividends for the profit reported on the Company's September 30, 2006 Balance Sheet and distribution of interest on equity/interest on the Company's net worth in the amount of R$143,469,629.55 (one hundred and forty-three million, four hundred and sixty-nine thousand and six hundred and twenty-nine Reals and fifty-five cents), with R$37,242,475.19 (thirty-seven million, two hundred and forty-two thousand, four hundred and seventy-five Reals and nineteen cents) corresponding to R$0.372767 per lot of 1,000 common shares and R$0.410044 per lot of 1,000 preferred shares as Interest on Equity, and R$106,227,154.36 (one hundred and six million, two hundred and twenty-seven thousand, one hundred and fifty-four Reals and thirty-six cents) corresponding to R$1.063248 per lot of 1,000 common shares and R$1,169573 per lot of 1,000 preferred shares as dividends. Having reviewed the proposal, as submitted by

Management, the Audit committee motioned to approve it, given it complies with legal requirements, provided the Company's Board of Directors does so. If the Board modifies the proposal, it shall be resubmitted to the Audit Committee for reexamination. The Chairman then offered the floor to anyone who wished to address other Company matters; none were forthcoming. The Chairman expressed appreciation to those attending and ordered the drawing up of these minutes, which were read, approved and signed by myself, the Meeting Secretary, by the Chairman and by the attending Committee members.

São Paulo, November 8, 2006.

Original signed by:

Ricardo Berer Meeting President	Silvia Maria Ribeiro Lopes Meeting Secretary

Audit Committee Members:

Ricardo Berer	Egon Handel
Isabel da Silva Ramos Kemmelmeier	Antonio Carlos de Andrada Tovar

FREE TRANSLATION OF

RECEIVED

2006 NOV 28 P 3:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AES TIETÊ S.A.

NIRE (Trade Registration Number): 35.300.170.555
CNPJ/MF (Corporate Taxpayer ID Number): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON NOVEMBER 8, 2006

1. **DATE, TIME, LOCATION:** Held on November 8, 2006, at 12:00 p.m., at the Company's corporate headquarters in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor, CEP 04547-100.

2. **ATTENDANCE AND CALL NOTICE:** The meeting was convened in accordance with the Corporate Bylaws, with the following Board members attending: Charles Lenzi, Britaldo Pedrosa Soares, Marcelo de Carvalho Lopes, Alexandre Cesar Innecco, Pedro Roberto Cauvilla, Peter Greiner, Roberto Mário Di Nardo, Cyro Vicente Boccuzzi, Antonio Carlos de Oliveira, Jeffery Atwood Safford and Carlos Augusto Galvani Marchese. Also attending were Audit Committee Member Ricardo Berer and Company representatives Juliana Rezende Penna de Zagottis and Mário Shinzato.

3. **PRESIDING OFFICERS:** Charles Lenzi chaired the meeting and Silvia Maria Ribeiro Lopes served as secretary.

4. **AGENDA:** (i) Review the Third Quarter 2006 Quarterly Report (ITR); (ii) vote on payment of interest on equity/interest on the Company's net worth; and (iii) vote on the Directors' proposal to distribute dividends for the profit reported on the Company's September 30, 2006 Balance Sheet.

5. **RESOLUTIONS:** A quorum was confirmed and the meeting duly convened, and Agenda items were addressed and approved, unanimously and without restrictions:

5.1 After the Board of Directors presented the information contained in the Quarterly Report for the third quarter of 2006 and clarified all issues raised by the Audit Committee members, the Company's Third Quarter 2006 Quarterly Report, including the Balance Sheet and Financial Statements for the third quarter of 2006, was unanimously approved;

5.2. The Meeting Chairman invited Juliana Rezende Penna de Zagottis to present the proposal for payment of interest on equity/interest on the Company's net worth. Once examined, all attending Members voted unanimously to approve payment of interest on equity to the Company's shareholders, in accordance with Article 9 of Law No.

9.249/95 and CVM Resolution No. 207/96, in the amount of R$37,242,475.19 (thirty-seven million, two hundred and forty-two thousand, four hundred and seventy-five Reals and nineteen cents), with R$0.372767 per lot of 1,000 common shares and R$0.410044 per lot of 1,000 preferred shares. The interest on equity approved with this resolution shall be paid beginning 11/30//06 to shareholders based on positions held on 11/17/06, and the Company's shares shall begin trading ex-interest on equity beginning on 11/21/06. Income tax on the amount of interest on equity shall be withheld at source at the rate of 15%, except for verifiably exempt shareholders. The amount of interest on equity, net of income tax withheld, shall be imputed to compulsory dividends for fiscal year 2006, in accordance with Law No. 9.249/95, Article 9, § 7, and CVM Resolution No. 207/96;

5.3. Following examination of the Company's economic and financial figures for the third quarter of 2006, dividend distribution was approved in the total amount of R$106,227,154.36 (one hundred and six million, two hundred and twenty-seven thousand, one hundred and fifty-four Reals and thirty-six cents), R$1.063248 per lot of 1,000 common shares and R$1.169573 per lot of 1,000 preferred shares, based on the net profit reported on the Company's September 30, 2006 Balance Sheet, exempt of income tax withheld at source (IRRF), in accordance with Article 10 of Law No. 9.249/95; this payment will be made on November 30, 2006 to shareholders based on positions on November 17, 2006, and the Company's shares shall begin trading ex-dividends beginning on November 21, 2006;

5.4 The Board member representing employees, Carlos Augusto Galvani Marchese, submitted to the Meeting Secretary correspondence addressed to Board Member Eduardo José Bernini, containing a request that the Board of Directors orient the Management regarding procedures for regular meetings with worker unions; this correspondence shall be filed at the Company's headquarters as Doc. 1;

5.5 Board member Marcelo de Carvalho Lopes requested that it be recorded in the minutes that the Brazilian Development Bank (BNDES) was concerned about investments for complying with the Company's expansion obligation; he requested additional clarification on the matter as well as information on Research and Development Projects, given that one percent of the Company's net revenue is destined to these projects, which are important to the Company's image; and

5.6 Audit Committee member Ricardo Berer raised the issues presented in the last Audit Committee Meeting regarding compliance with the Company's obligation to expand its installed capacity. He suggested developing an alternative portfolio of co-investments in biomass and small hydro-electric plants (PCHs), feasibly implemented in the state of São Paulo within the established, or extended, commitment period. He also suggested that the investment portfolio for AES Tietê cash be reexamined considering the possibility of investing a considerable portion of resources in securities indexed to the General Price Index (IGPM), as a way to hedge the Company's long-term debt with Eletrobrás, which is indexed to the IGPM.

6. CLOSING: With no further matters to address, the Chairman adjourned the

meeting, and these Minutes were drawn up, then read, approved and signed by all attending.

São Paulo, November 8, 2006.

Original document signed by:

Charles Lenzi Silvia Meeting Chairman	Maria Ribeiro Lopes Meeting Secretary

Members of the Board of Directors:

Charles Lenzi Britaldo	Pedrosa Soares
Marcelo de Carvalho Lopes	Alexandre Cesar Innecco
Pedro Roberto Cauvilla	Peter Greiner
Carlos Augusto Galvani Marchese	Cyro Vicente Boccuzzi
Antonio Carlos de Oliveira	Jeffery Atwood Safford
Roberto Mário Di Nardo	

Audit Committee Member:

Ricardo Berer

AES TIETÊ S.A.
CNPJ/MF Corporate Taxpayer ID no. 02.998.609/0001-27
NIRE Trade Registration No.: 35.300.170.555

A PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that this Company, by decision of its Board of Directors in a meeting of the Board held on November 8, 2006, at 12:00 p.m., at the Company's headquarters located at 158 Rua Lourenço Marques, 2° andar, in the City and State of Sao Paulo, approved the Executive Board's proposal for the payment of interest on equity and interim dividends to the Company's shareholders in the total amount of R$ 143,469,629.55 (one hundred and forty-three million, four hundred and sixty-nine thousand, six hundred and twenty-nine *Reais* and fifry-five cents), R$ 37,242,475.19 (thirty-seven million, two hundred and forty-two thousand, four hundred and seventy-five *Reais* and nineteen cents) of which is to be distributed as interest on equity and R$ 106,227,154.36 (one hundred and six million, two hundred and twenty-seven thousand, one hundred and fifty-four *Reais* and thirty-six cents) corresponding to the amount to be paid for interim dividends, based on the Net Profit as stated on the Company's Balance Sheet dated September 30, 2006.

Interest on equity is subject to the retention of 15% withholding tax, except when shareholders are verifiably immune or exempt from such taxes. The amount of interest on equity after income tax withholdings shall be imputed to the compulsory dividends of fiscal year 2006, according to the terms of § 7 of Article 9 of Law No. 9.249/95 and CVM Resolution No. 207/96. Said dividends are not subject to income tax withholdings, in accordance with the provisions of Article 10 of Law No. 9.249/95.

Payment shall be made to the shareholders beginning on the base date of **November 17, 2006**, while these shares are to be traded ex-interest on equity and ex-dividend on **November 21, 2006**, as follows:

1) Interest on equity in the amount of R$ 0.372767 per lot of 1,000 common shares and R$ 0.410044 per lot of 1,000 preferred shares, subject to tax withholdings, as described previously.

2) Dividends in the amount of R$ 1.063248 per lot of 1,000 common shares and R$ 1.169573 per lot of 1,000 preferred shares.

3) Payment shall begin November 30, 2006.

4) Instructions for the crediting of payment:

4.1 Shareholders shall receive their credit in the bank account given to Banco Itaú S.A. – Share Depository Institution after the date of the commencement of the distribution of this entitlement.

4.2 For Shareholders whose registration information does not contain the Individual/Corporate Taxpayer Number (CPF/CNPJ) or where no "Bank/Agency/Current Account" has been indicated, dividends shall be credited after the third working day following the updating of their registration information in the electronic archives of Banco Itaú S.A., which can be done at any branch or through correspondence sent to the Superintendent of Company Services – Avenida Engenheiro Armando de Arruda Pereira 707 – 9° andar, Torre Eudoro Villela, Jabaquara CEP 04344-902. São Paulo, (SP).

4.3 Shareholders who use fiduciaries shall have their dividends credited according to the procedures adopted by the Stock Exchange.

5) Service Centers – The Banco Itaú branches listed below and other authorized branches provide necessary services to shareholders, during banking hours:

São Paulo	Rua Boa Vista, 180 – Lower ground floor
Rio de Janeiro	Rua 7 de Setembro, 99 – Lower ground floor
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – 1st Floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd Floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela, Ground Floor

São Paulo, November 8, 2006.

AES TIETÊ S.A.
Britaldo Pedrosa Soares
CFO and Director of Investor Relations